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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                               JUNO LIGHTING, INC.
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                                (Name of Issuer)


        Common Stock, par value                              482047107
            $0.01 par share
--------------------------------------------------------------------------------
    (Title of class of securities)                         (CUSIP number)


                                   Nell Minow
                         Lens Investment Management LLC
                         1200 G Street, N.W., Suite 800
                             Washington, D.C. 30005
                                 (202) 434-8723
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                November 9, 1998
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))
                              (Page 1 of 16 Pages)

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NYFS04...:\31\58531\0006\2225\SCHN128U.06C

--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 2 of 16
--------------------------------------------------------           --------------------------------------

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
      1        NAME OF REPORTING PERSON:                 Lens Investment Management LLC
               S.S. OR I.R.S. IDENTIFICATION NO.                    01-0497749
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:               OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Maine
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   830,799 as of the date
      NUMBER OF                                                     hereof (See Items 5(a) and
        SHARES                                                      (b).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 None
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              830,799 as of the date
         EACH                                                       hereof (See Items 5(a) and
      REPORTING                                                     (b).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            None

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,194,680 as of the date
               REPORTING PERSON:                                    hereof  (See Items 5(a)
                                                                    and (b).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.43%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 OO, IA

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
--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 3 of 16
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 Ram Trust Services, Inc.
               S.S. OR I.R.S. IDENTIFICATION NO.                    01-0363642
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:             OO

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Maine
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   359,356 as of the date
      NUMBER OF                                                     hereof (See Items 5(a) and
        SHARES                                                      (b).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 None
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              359,356 as of the date
         EACH                                                       hereof (See Items 5(a) and
      REPORTING                                                     (b).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            None

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,194,680 as of the date
               REPORTING PERSON:                                    hereof (See Items 5(a) and
                                                                    (b).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.43%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 CO, IA

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
--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 4 of 16
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 Robert B. Holmes
               S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:               PF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   United States of America
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   2,800 as of the date
      NUMBER OF                                                     hereof (See Items 5(a) and
        SHARES                                                      (b).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 None
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              2,800 as of the date
         EACH                                                       hereof (See Items 5(a) and
      REPORTING                                                     (b).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            None

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,194,680 as of the date
               REPORTING PERSON:                                    hereof  (See Items 5(a)
                                                                    and (b).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.43%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

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
--------------------------------------------------------           --------------------------------------
CUSIP No.               482047107                           13D                  Page 5 of 16
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 John B. Goodrich
               S.S. OR I.R.S. IDENTIFICATION NO.                    ###-##-####
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [x]
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:               PF

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   United States of America
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:                   1,725 as of the date
      NUMBER OF                                                     hereof (See Items 5(a) and
        SHARES                                                      (b).)
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 None
       OWNED BY
                       ----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:              1,725 as of the date
         EACH                                                       hereof (See Items 5(a) and
      REPORTING                                                     (b).)
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            None

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,194,680 as of the date
               REPORTING PERSON:                                    hereof  (See Items 5(a)
                                                                    and (b).)
---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                        [ ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         6.43%

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     14        TYPE OF REPORTING PERSON:                 IN

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

INTRODUCTORY NOTE

            This Amendment No. 1 is being filed by the Reporting Persons (as defined below) to amend the statement on Schedule 13D of the Reporting Persons, dated September 18, 1998, to reflect an increase in the number of shares of Common Stock (as defined below) held by certain of the Reporting Persons since the date of the statement and to report a change in the purpose for which the Reporting Persons hold shares of Common Stock.


ITEM 1.     SECURITY AND ISSUER

            This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Juno Lighting, Inc., a Delaware corporation (the "Issuer" also sometimes referred to herein as the "Company"). This Amendment No. 1 amends the statement on Schedule 13D of the Reporting Persons dated September 18, 1998 by supplementing it as stated below. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them such statement.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is amended by adding the following sentence at the end of the first paragraph thereof:

      "As of November 16, 1998, Lens and Ram, collectively have caused their Clients to expend an additional $1,342,538 of the Clients' investment funds to purchase a total of 65,997 additional shares of Common Stock."

            Item 3 is amended by adding the following sentence at the end of the third paragraph thereof:

      "As of November 16, 1998, Goodrich used his personal funds to purchase 200 additional shares of Common Stock, which shares of Common Stock were not purchased at the direction of the Lens Group."


ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 is amended by adding the following paragraphs as of the date hereof:

                  "As a result of the Lens Group's discussions with management and directors of the Company regarding the Lens Group's concerns, the Company invited representatives of the Lens Group to attend the

      January 19, 1999 meeting of its board of directors and speak to the directors regarding such concerns. The Lens Group sent a letter to the Company on November 9, 1998 to accept the Company's invitation, and in such letter the Lens Group suggested that the Company invite other shareholders' representatives to attend the board meeting as well. The Lens Group also simultaneously advised the Company that it intends to submit a proposal for action by the Company's shareholders at the upcoming Annual Meeting of Shareholders to amend the Company's bylaws to limit the number of insider directors on the board of directors of the Company, effective in the year 2000. The Lens Group's November 9, 1998 letter to the Company and attached shareholder resolution are attached hereto as
      Exhibit 2. The proposal for action by the Company's shareholders that the Lens Group intends to submit at the upcoming Annual Meeting of Shareholders described above, if implemented, would result in a change in the present board of directors of the Issuer and a change in the Issuer's bylaws.

                  Depending on its assessment of the Company's progress on the matters discussed above and the Company's responsiveness to shareholder concerns following the January 19, 1999 meeting of the board of directors of the Company, the Lens Group may submit one or more other proposals for action by the Company's shareholders at the upcoming Annual Meeting of Shareholders and/or may propose one or more candidates for election as a director at such Annual Meeting and solicit proxies in support of such proposal and/or the election of such candidate or candidates. In such event, the Lens Group, through such proposal or candidate or candidates, may support changes in the Company's bylaws and/or a material change in the Company's present capitalization or dividend policy, including share repurchases, or an extraordinary corporate transaction such as a merger or business combination. In addition, the Lens Group may promote or encourage such a business combination between the Company and another participant in the industry or a company engaged in acquiring businesses with underutilized assets and providing them with new leadership. Any such business combination might involve a tender offer for shares of Common Stock or a merger or like transaction. The Lens Group has and intends to discuss these possibilities with interested shareholders and other parties. Alternatively, if the Lens Group is satisfied with the Company's progress and responsiveness to shareholders, it may withdraw its shareholder proposal. At this point, the Lens Group has not yet decided whether to support any additional changes of such nature in the Company or to participate alone or with other parties in any such transaction involving the Company. Each of Holmes and Goodrich is supportive of the activities and purposes respecting the Company of the Lens Group identified herein.

Except as described above, the Lens Group has no other plans or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the 1934 Act."


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Section (a)(i) of Item 5 is amended by adding the following at the end thereof:

      "Subsequent to the date of this Statement and prior to November 16, 1998, additional purchases of Common Stock were made for client accounts at the direction of Lens and Ram, and by virtue of their management of Client accounts, on November 16, 1998, Lens and Ram were the beneficial owners of 830,799 and 359,356 shares of Common Stock, respectively (together, approximately 6.43% of the outstanding Common Stock), for purposes of
      Section 13(d) of the 1934 Act and, by virtue of their joint management, each may also have been the beneficial owner of the shares owned by the other."

            Section (a)(iii) of Item 5 is amended by adding the following at the end thereof:

      "Subsequent to the date of this Statement and prior to November 16, 1998, Goodrich made additional purchases of Common Stock, and on November 16, 1998, Goodrich was the owner of 1,725 shares of Common Stock."

            Section (b) of Item 5 is amended by adding the following new paragraph between the first and last paragraphs thereof:

            "As a result of Lens' purchase of additional shares of Common Stock subsequent to the date of this Statement and prior to November 16, 1998, Lens has the sole power to direct the vote and the disposition of 830,700 shares of

      Common Stock (approximately 4.47% of the outstanding Common Stock) owned by its Clients in such accounts on November 16, 1998. As a result of Ram's purchase of additional shares of Common Stock subsequent to the date of this Statement and prior to November 16, 1998, Ram has the sole power to direct the vote and the disposition of the 359,356 shares of Common Stock (approximately 1.93% of the outstanding Common Stock) owned by its Clients in such accounts on November 16, 1998. As a result of Goodrich's purchase of additional shares of Common Stock subsequent to the date of this Statement and prior to November 16, 1998, Goodrich had the sole power to direct the vote and disposition of 1,725 shares of Common Stock on November 16, 1998."

            Schedule III of the Statement, referred to in Section (c) of Item 5, is amended by adding the new transactions set forth in Schedule III hereto, which sets forth the open market transactions by the Lens Group, Holmes or Goodrich during the period from the date of the Statement to the date of this Amendment No. 1.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is amended by adding the following Exhibit to such item:

            2. Letter dated November 9, 1998 from Nell Minow of the Lens Group to Julius Lewis, Corporate Secretary of the Issuer, and attached proposed shareholder resolution.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 16, 1998

                              LENS INVESTMENT MANAGEMENT LLC

                              By: /s/ John P.M. Higgins
                                  ----------------------------------------
                                  Name:  John P.M. Higgins
                                  Title: Member



                              RAM TRUST SERVICES, INC.

                                  /s/  John P.M. Higgins
                                  ----------------------------------------
                                  Name:  John P.M. Higgins
                                  Title: President


                                  /s/  Robert B. Holmes
                                  ----------------------------------------
                                  Robert B. Holmes



                              By: /s/ John B. Goodrich
                                  ----------------------------------------
                                  John B. Goodrich

                                 EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

    2. Letter dated November 9, 1998 from Nell Minow of the Lens Group to Julius Lewis, Corporate Secretary of the Issuer, and attached proposed shareholder resolution.